SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

DSL.net, Inc.

(Name of Issuer)

Common Stock, $0.0005 par value per share

(Title of Class of Securities)

262506 10 8

(CUSIP Number)

Don Doering
Columbia Capital
201 N. Union Street, Suite 300
Alexandria, VA 22314
(703) 519-2000

Copy To:
Daniel P. Finkelman, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
(617) 248-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12-30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Columbia Broadslate Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,369,432

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,369,432

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,369,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Columbia Capital Equity Partners III (AI), LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 209,744

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 209,744

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 209,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Columbia Capital Equity Partners III (QP), LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,811,843

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,811,843

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,811,843

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 4.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Columbia Cardinal Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 416,007

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 416,007

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 416,007

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Columbia Capital Equity Partners II (QP), LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 499,333

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 499,333

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 499,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Columbia Capital Equity Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 616,332

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 616,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 616,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Columbia Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 416,007

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 416,007

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 416,007

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Columbia Capital Equity Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,698,137

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,698,137

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,698,137

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Columbia Capital III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,067,569

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,067,569

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,067,569

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement (the “Statement”) relates to shares of common stock par value $0.0005 per share (the “Common Stock”), of DSL.net, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.

Item 2.	Identity and Background

This Statement is filed by (1) Columbia Capital Equity Partners III (QP), L.P., a Delaware limited partnership (“CCIII (QP)”), (2) Columbia Capital Equity Partners II (QP), L.P., a Delaware limited partnership (“CCII (QP)”), (3) Columbia Cardinal Partners, LLC, a Virginia limited liability company (“Cardinal”), (4) Columbia Broadslate Partners, LLC, a Virginia limited liability company (“Broadslate”), (5) Columbia Capital Equity Partners III (AI), L.P., a Delaware limited partnership (“CCIII (AI)”) (collectively, (1) - (5), the “Columbia Purchasing Entities”), (6) Columbia Capital Equity Partners, III, L.P., a Delaware limited partnership (“CCIII LP”), (7) Columbia Capital Equity Partners, L.L.C., a Delaware limited liability company (“CCEP LLC”), (8) Columbia Capital, L.L.C., a Delaware limited liability company (“CCLLC”) and (9) Columbia Capital III, LLC, a Delaware limited liability company (“CCIII LLC”) (collectively, (6) - (9), the “Columbia Managers” and collectively, (1) - (9), the “Columbia Entities”).

CCLLC acts as the manager of Cardinal.  CCIII LLC is the manager of Broadslate and the general partner of CCIII LP, which is the general partner of CCIII (QP) and CCIII (AI), and conducts such other activities as may be necessary or incidental thereto.  CCEP LLC was formed to act as the general partner of CCII (QP).  Each of Columbia Purchasing Entities was formed (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing.  The address of each of the Columbia Entities is 201 North Union Street, Suite 300, Alexandria, VA 22314.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction

(a)           Within the next 30 days, CCIII (QP) will transfer warrants to purchase an aggregate of 209,889 shares of Common Stock to VantagePoint Venture Partners 1996, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III (Q), L.P. without the receipt of any consideration therefor. Within the next 30 days, CCIII (AI) will transfer warrants to purchase an aggregate of 11,595 shares of Common Stock to VantagePoint Venture Partners 1996, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III (Q), L.P. without the receipt of any consideration therefor. Within the next 30 days, CCII (QP) will transfer warrants to purchase an aggregate of 27,830 shares of Common Stock to VantagePoint Venture Partners 1996, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III (Q), L.P. without the receipt of any consideration therefor.

Within the next 30 days, Cayman II (as hereinafter defined) will transfer warrants to purchase an aggregate of 22,721 shares of Common Stock to VantagePoint Venture Partners 1996, L.P.,

VantagePoint Communications Partners, L.P., VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III (Q), L.P. without the receipt of any consideration therefor. Within the next 30 days, Cayman III (as hereinafter defined) will transfer warrants to purchase an aggregate of 115,261 shares of Common Stock to VantagePoint Venture Partners 1996, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III (Q), L.P. without the receipt of any consideration therefor. Within the next 30 days, II LP (as hereinafter defined) will transfer warrants to purchase an aggregate of 1,174 shares of Common Stock to VantagePoint Venture Partners 1996, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III (Q), L.P. without the receipt of any consideration therefor. Within the next 30 days, Investors III (as hereinafter defined) will transfer warrants to purchase an aggregate of 51,788 shares of Common Stock to VantagePoint Venture Partners 1996, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III (Q), L.P. without the receipt of any consideration therefor. Within the next 30 days, Investors (as hereinafter defined) will transfer warrants to purchase an aggregate of 4,994 shares of Common Stock to VantagePoint Venture Partners 1996, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III (Q), L.P. without the receipt of any consideration therefor.

Other than the transfers as described above, the Columbia Entities have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           On September 10, 2003, the Columbia Purchasing Entities converted an aggregate of 2,733 shares of Series Y Convertible Preferred Stock into 6,942,774 shares of Common Stock and on September 24, 2003, the Columbia Purchasing Entities converted an aggregate of 2,732 shares of Series Y Convertible Preferred Stock into 6,761,630 shares of Common Stock and sold all 13,704,404 of such shares of Common Stock on the open market from September 12, 2003 – September 30, 2003 at a per share price from $.5406 to $.7834.  As of September 30, 2003, Broadslate beneficially owns an aggregate of 2,369,432 shares of Common Stock (comprised of 1,048 shares of Series Y Convertible Preferred Stock which are convertible into 2,369,432 shares of Common Stock ) which constitutes approximately 2.6% of the 88,426,578 shares of Common Stock outstanding as of September 22, 2003 as provided by the Issuer (including for such calculation the conversion of the Series Y Convertible Preferred Stock into 2,369,432 shares of Common Stock for a total of 90,796,010 shares of Common Stock outstanding).  The amount beneficially owned by Broadslate does not include warrants to purchase 466,809 shares of Common Stock beneficially owned by Columbia Capital Equity Partners III (Cayman), LP (“Cayman III”) and warrants to purchase 209,741 shares of Common Stock beneficially owned by Columbia Capital Investors III, LLC (“Investors III”). Cayman III and Investors III are members of Broadslate and Broadslate disclaims beneficial ownership of all shares held by Cayman III and Investors III.  As of September 30, 2003, CCIII (AI) beneficially owns an aggregate of 205,348 shares of Common Stock (comprised of 72 shares of Series Y Convertible Preferred Stock which are convertible into 162,785 shares of Common Stock and warrants to purchase 46,959 shares of Common Stock) which constitutes approximately 0.2% of the 88,426,578 shares of Common Stock outstanding as of September 22, 2003 as provided by the Issuer (including for such calculation the conversion of the Series Y Convertible Preferred Stock into 162,785 shares of Common Stock for a total of 88,636,322 shares of Common Stock outstanding).  As of September 30, 2003, CCIII (QP) beneficially owns an aggregate of 3,811,843 shares of Common Stock (comprised of 1,310 shares of Series Y Convertible Preferred Stock which are convertible into 3,175,494 shares of Common Stock and warrants to purchase 850,053 shares of Common Stock) which constitutes approximately 4.1% of the 88,426,578 shares of Common Stock outstanding as of September 22, 2003 as provided by the Issuer (including for such calculation the conversion of the Series Y Convertible Preferred Stock into 3,175,494 shares of Common Stock for a total of 92,238,421 shares of Common Stock outstanding).  As of September 30, 2003, Cardinal beneficially owns an aggregate of 416,007 shares of Common Stock (comprised of 184 shares of Series Y Convertible Preferred Stock which are convertible into 416,007 shares of Common Stock ) which constitutes approximately 0.5% of the 88,426,578 shares of Common Stock outstanding as of September 22, 2003 as provided by the Issuer (including for such calculation the conversion of the Series Y Convertible Preferred Stock into 416,007 shares of Common Stock for a total of 88,842,585 shares of Common Stock outstanding).  The amount beneficially owned by Cardinal does not include warrants to purchase 92,020 shares of Common Stock beneficially owned by Columbia Capital Equity Partners II (Cayman), LP (“Cayman II”) and warrants to purchase 20,225 shares of Common Stock beneficially owned by Columbia Capital Investors, LLC (“Investors”). Cayman II and Investors are members of Cardinal and Cardinal disclaims beneficial ownership of all shares held by Cayman II and Investors.  As of September 30, 2003, CCII (QP) beneficially owns an aggregate of 499,333 shares of Common Stock (comprised of 171 shares of Series Y Convertible Preferred Stock which are convertible into 386,615 shares of Common Stock and warrants to purchase 112,718 shares of Common Stock) which constitutes approximately 0.6% of the 88,426,578 shares of Common Stock outstanding as of September 22, 2003 as provided by the Issuer (including for such calculation the conversion of the Series Y Convertible Preferred Stock into 386,615 shares of Common Stock for a total of 88,925,911 shares of Common Stock outstanding).

CC LLC, as the manager of Cardinal may be deemed to beneficially own the 417,007 shares of Common Stock held by Cardinal.  CCEP LLC as the general partner of CCII (QP) LP may be deemed to beneficially own the 499,333 shares of Common Stock held by CCII (QP) LP.  CCEP LLC, as the general partner of Cayman II, may be deemed to beneficially own the warrants to purchase 92,020 shares of Common Stock held by Cayman II, as the managing member of Investors, may be deemed to beneficially own the warrants to purchase 20,225 shares of Common Stock held by Investors, and as the general partner of Columbia Capital Equity Partners II, LP (“II LP”), may be deemed to beneficially own the warrants to purchase 4,754 shares of Common Stock held by II LP.  CCEP LLC disclaims beneficial ownership of all shares held by Cayman II, Investors and II LP except to the extent of its respective pecuniary interest therein.  CCIII LP, as the general partner of CCIII (AI) and CCIII (QP), may be deemed to beneficially own the 209,744 shares of Common Stock held by CCIII (AI) and the 3,811,843 shares of Common Stock held by CCIII (QP).  CCIII LP, as the managing member of Investors III, may be deemed to beneficially own the warrants to purchase 209,741 shares of Common Stock held by Investors III, and as the sole shareholder of the general partner of Cayman III, may be deemed to beneficially own the warrants to purchase 466,809 shares of Common Stock held by Cayman III. CCIII LP disclaims beneficial ownership of all shares held by Cayman III and Investors III except to the extent of its respective pecuniary interest therein.   CCIII LLC as the general partner of CCIII LP and as the manager of Broadslate may be deemed to beneficially own the 209,744 shares of Common Stock held by CCIII (AI), the 3,811,843 shares of Common Stock held by CCIII (QP) and the 2,369,432 shares of Common Stock held by Broadslate.  CIII LLC, as the general partner of CCIII LP, may also be deemed to beneficially own the warrants to purchase 209,741 shares of Common Stock held by Investors III and the warrants to purchase 466,809 shares of Common Stock held by Cayman III. CCIII LLC disclaims beneficial ownership of all shares held by Cayman III and Investors III except to the extent of its respective pecuniary interest therein.  Each of the Columbia Managers disclaims beneficial ownership of the shares of Common Stock held by each of the Columbia Purchasing Entities except to the extent of its respective pecuniary interest therein. Each of the Columbia Entities disclaims beneficial ownership of any shares of Common Stock or any other securities of the Issuer held by any other person or entity.

(b) Number of shares of Common Stock as to which each Reporting Person has:
(i) Sole power to vote or direct the vote: CCIII (QP): 3,811,843 CCII (QP): 499,333 Cardinal: 416,007 Broadslate: 2,369,432 CCIII (AI): 209,744 CCIII LP: 0 CCEP LLC: 0 CC LLC: 0 CCIII LLC: 0

(ii) Shared power to vote or direct the vote: CCIII (QP): 0 CCII (QP): 0 Cardinal: 0 Broadslate: 0 CCIII (AI): 0 CCIII LP: 4,698,137 CCEP LLC: 616,332 CC LLC: 416,007 CCIII LLC: 7,067,569

(iii)   Sole power to dispose or direct the disposition:

CCIII (QP): 3,811,843
CCII (QP): 499,333
Cardinal: 416,007
Broadslate: 2,369,432
CCIII (AI): 209,744
CCIII LP: 0
CCEP LLC: 0
CC LLC: 0
CCIII LLC: 0

(iv) Shared power to dispose or direct the disposition: CCIII (QP): 0 CCII (QP): 0 Cardinal: 0 Broadslate: 0 CCIII (AI): 0 CCIII LP: 4,698,137 CCEP LLC: 616,332 CC LLC: 416,007 CCIII LLC: 7,067,569

(c)  During the past 60 days, as described above, the Columbia Purchasing Entities converted an aggregate of 5,465 shares of Series Y Convertible Preferred Stock of the Issuer into an aggregate of 13,704,404 shares of Common Stock and subsequently sold all such shares of Common Stock on the open market from September 12-30, 2003.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4, the initial statement on Schedule 13D filed on January 7, 2002 and Amendment No. 1 thereto filed on January 9, 2003.  On July 18, 2003, the Issuer, the Columbia Purchasing Entities, Cayman II, II LP, Cayman III, Investors III and certain other stockholders and investors in the Issuer entered into a Voting Agreement whereby, among other things, the stockholders agreed to vote their respective shares of capital stock of the Issuer in favor of a financing and the issuance by the Issuer of promissory notes and warrants in connection with such financing.  On July 18, 2003 and in connection with the aforementioned financing, the Issuer, the Columbia Purchasing Entities, Cayman II, II LP, Cayman III, Investors III and certain other stockholders and investors in the Issuer entered into an Amended and Restated Stockholders Agreement which, among other things, completely amended and restated the Stockholders Agreement dated December 24, 2001, added the new investors as parties to such agreement, increased the size of the Board of Directors of the Issuer to ten members and gave the new investors in the Issuer the right to designate the two new members of the Board of Directors.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Exhibit Name

1.	Joint Reporting Agreement

2.

Voting Agreement dated as of July 18, 2003 by and among the Issuer and the other parties thereto (filed as Exhibit 10.03 to the Issuer’s Form 8-K filed with the SEC on August 4, 2003 and incorporated herein by reference).

3.

Amended and Restated Stockholders Agreement dated as of July 18, 2003 by and among the Issuer and the other parties thereto (filed as Exhibit 10.04 to the Issuer’s Form 8-K filed with the SEC on August 4, 2003 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2003

COLUMBIA CAPITAL EQUITY PARTNERS III (QP), L.P.

	By:	Columbia Capital Equity Partners III, L.P. its general partner

	By:	Columbia Capital III, LLC its general partner

	By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS II (QP), L.P.

	By:	Columbia Capital Equity Partners, LLC its general partner

	By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CARDINAL PARTNERS, LLC

	By:	Columbia Capital, L.L.C. Managing Member

	By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA BROADSLATE PARTNERS, LLC

	By:	Columbia Capital III, L.L.C. Managing Member

	By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III (AI), L.P.

By:	Columbia Capital Equity Partners III, L.P. its general partner

By:	Columbia Capital III, LLC its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III, L.P.

By:	Columbia Capital III, LLC its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL III, LLC

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS, LLC

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL, L.L.C.

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

EXHIBIT 1

JOINT REPORTING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of common stock, par value $0.0005 per share, of DSL.net, Inc., a Delaware corporation, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons, except to the extent that he knows or has reason to believe that such information is inaccurate.

EXECUTED this 30th day of October, 2003.

COLUMBIA CAPITAL EQUITY PARTNERS III (QP), L.P.

By:	Columbia Capital Equity Partners III, L.P. its general partner

By:	Columbia Capital III, LLC its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS II (QP), L.P.

By:	Columbia Capital Equity Partners, LLC its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CARDINAL PARTNERS, LLC

By:	Columbia Capital, L.L.C. Managing Member

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA BROADSLATE PARTNERS, LLC

By:	Columbia Capital III, L.L.C. Managing Member

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III (AI), L.P.

By:	Columbia Capital Equity Partners III, L.P. its general partner

By:	Columbia Capital III, LLC its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III, L.P.

By:	Columbia Capital III, LLC its general partner

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL III, LLC

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS, LLC

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer

COLUMBIA CAPITAL, L.L.C.

By:	/s/ Donald A. Doering
Donald A. Doering
Chief Financial Officer